May 17, 2006
VIA U.S. MAIL AND FACSIMILE to (202) 772-9202
Jeff Jaramillo
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3651
Washington, DC 20549-3651

Re:	Genuine Parts Company Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 3, 2006 File No. 001-05690
Dear Mr. Jaramillo:
          Reference is made to the Staff’s comments set forth in the letter dated May 9, 2006 to Thomas C. Gallagher (the “Comment Letter”). In this letter, references to “we,” “our” and “us” refer to Genuine Parts Company (the “Company”). Below please find our response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Exhibit 13
Note 4
1.	We note your response to our prior comment 6. In addition to your future proposed disclosures, please tell us and disclose in your future filing the line item under which the total amount of approximately $83,880,000 related to your construction and lease facility advance payments at December 31, 2005 is reflected in your financial statements. Also, please provide the amortization period and methods used in recognizing your expense.

The Company accounts for the construction and lease facility (“Facility”) as an operating lease after careful consideration of applicable authoritative accounting literature, including but not limited to SFAS No. 13 and EITF 97-10.

Accordingly, no amounts are recorded in our Consolidated Balance Sheets. The Company records the lease payments as lease expense under Selling, General and Administrative expenses.

In addition to the disclosures proposed in our earlier response, we will also include the following in future filings.

This Facility has been accounted for as an operating lease under SFAS No. 13. Rent expense related to the Facility is recorded under Selling, General and Administrative Expenses in our Consolidated Statements of Income and was $3.3 million, $1.7 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.
We appreciate the Staff’s comments and understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. In addition, we also acknowledge that the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to get in touch with me at (770) 612-2048 should you have any questions or require additional information.

Sincerely,

/s/ Jerry W. Nix

Jerry W. Nix
Vice Chairman and
Chief Financial Officer
JN/jk

cc:	Tom Gallagher — Chairman, President and Chief Executive Officer
Carol Yancey — Senior Vice President — Finance and Corporate Secretary
Gerry Wilson — Ernst & Young LLP
Hill Jeffries — Alston & Bird LLP

April 20, 2006
VIA U.S. MAIL AND FACSIMILE to (202) 772-9202
Jeff Jaramillo
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3651
Washington, DC 20549-3651

Re:	Genuine Parts Company
Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 3, 2006
File No. 001-05690
Dear Mr. Jaramillo:
          Reference is made to the Staff’s comments set forth in the letter dated April 10, 2006 to Thomas C. Gallagher (the “Comment Letter”). In this letter, references to “we,” “our” and “us” refer to Genuine Parts Company (the “Company”). Below please find our response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis, Results of Operations, page 16
1.	Where changes in results are attributed to more than one factor, please revise to quantify the impact of each material factor. For example, you state cost of goods sold was impacted by higher vendor prices and lower levels of vendor discounts and volume incentives. Please also consider the use of tables to list and quantify factors, with subsequent narrative analysis of the underlying reasons for the changes.

Regarding your specific example, only one factor materially impacted the fluctuation in cost of goods sold as a percentage of sales, which was the Company’s initiative to promote and sell higher margin products. We have carefully considered your comment, and if in the future the change in an area is attributable to more than one factor, we will include additional information and provide the impact of each item individually, rather than in the aggregate to the extent such relevant impact is measurable with certainty. We will also consider using tables to better explain fluctuations when appropriate and measurable.

Exhibit 13
Report of Independent Registered Public Accounting Firm on the Financial Statements, page 22
2.	Please revise your audit opinion from your independent registered public accounting firm in future filings to include Schedule II as part of the audit scope, as required by Article 5-04(c) of Regulation S-X.

We agree that Schedule II: Valuation and Qualifying Accounts was not included in our 2005 Annual Report to Shareholders. Since Schedule II was only included in the Form 10-K, which incorporated by reference select portions of the Annual Report to Shareholders, our independent registered public accounting firm provided its report on Schedule II in its consent filed as Exhibit 23: Consent of Independent Registered Public Accounting Firm. Our independent registered public accounting firm believes that their opinion is appropriate; however, please let us know if you believe otherwise.
Consolidated Statement of Income, page 24
3.	Please separate your selling, administrative and other expense line item into operating and non-operating expenses. Your operating expenses should be broke out by, but not limited to selling, general & administrative expenses; provision for doubtful accounts; depreciation and amortization of intangibles assets; other operating costs or expense (note: finance charges of retail operations should be disclosed separately per SAB 8B); non-operating income; and non-operating expense. Footnote disclosure does not satisfy your requirements to disclose the aforementioned items on the face of your consolidated statement of income. Also your non-operating expenses/income should separately disclose dividend income; interest income; interest on securities; net gain (loss) on securities; other income; and interest and debt discount amortization expense. Additionally, please separately disclose the amounts of minority interest in income of consolidated subsidiaries and equity in earnings of unconsolidated subsidiaries. See Article 5-03(b) of Regulation S-X for guidance. Please revise in future filings accordingly.

We have carefully considered your comment regarding the Consolidated Statements of Income. Presently, the Company has no dividend income, interest on securities, net gain (loss) on securities, or debt discount amortization expenses. Our minority interest in income of consolidated subsidiaries, equity in earnings of unconsolidated subsidiaries, and interest income are not material individually and in the aggregate. None of the aforementioned items, individually or in the aggregate, exceed 2% of consolidated net income for the three years presented. Given that these items are not material, we have aggregated them in ‘Other’ under non-operating expenses/(income). If, in the future, any of these items become material, we will expand our 10-K filings to separately disclose them on the face of the consolidated statements of income. However, given the materiality of our depreciation and amortization, provision for doubtful accounts and interest expense, we agree with your suggestion and will revise future 10-K filings to disclose such items separately.

The following is an example of the Consolidated Statements of Income, as it will appear in future 10-K filings based on amounts previously reported in the Consolidated Statements of Income for each of the previous three years in the period ended December 31, 2005:
Consolidated Statements of Income

	Year ended December 31,
	2005	2004	2003
	(in thousands)
Sales	$9,783,050	$9,097,267	$8,449,300
Cost of goods sold	6,718,964	6,267,544	5,826,684

Gross margin	3,064,086	2,829,723	2,622,616

Operating expenses:
Selling, general, and administrative expenses	2,244,308	2,073,804	1,906,622
Depreciation and amortization	65,529	62,207	69,013
Provision for doubtful accounts	16,356	20,697	23,800

	2,326,193	2,156,708	1,999,435

Non-operating expenses/(income):
Interest expense	34,024	38,628	51,815
Other	(5,195)	(1,532)	(377)

	28,829	37,096	51,438

Income before income taxes and cumulative effect of a change in accounting principle	709,064	635,919	571,743

Income taxes	271,630	240,367	218,101

Income before cumulative effect of a change in accounting principle	437,434	395,552	353,642
Cumulative effect of a change in accounting principle	—	—	(19,541)

Net income	$437,434	$395,552	$334,101

Note 1. Summary of Significant Accounting Policies
4.	We note from your disclosures in note 8, note 9 and Item 1 of your 10-K that you have minority equity ownership interests in several entities, which are not included in your Exhibit 21. In this regard, please provide us with and include in your future filings the disclosures required by paragraph 20 of APB No. 18.

As discussed in notes 8 and 9 in the disclosures, the Company has minority equity investments in several subsidiaries. Listed below is a detail of these investments at December 31, 2005:

		Jurisdiction of	Investment at
Name	% Owned	Incorporation	December 31, 2005

AutoPartsPros, LLC	20%	California	$773,601
Riebes Auto Parts, LLC	20%	California	1,591,312
The Flowers Company	49%	North Carolina	2,006,563
Altrom Canada Corp.	25%	British Columbia, Canada	3,701,499

		Total	$8,072,975

	Total Assets of the Company at December 31, 2005		$4,771,538,000

	Percent of Total Assets		0.2%
As these equity investments are not material, the Company believes the current disclosures are adequate.
Based on your comment, we have reviewed our Exhibit 21 and noted that the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
Other Long-Term Liabilities, page 28
5.	We note from your disclosure that one of the components of your other long-term liabilities is insurance liabilities. Based on your disclosure, we note that you are self-insured for the majority of group health insurance cost and carry various large risk deductible policies for the majority of workers’ compensation liabilities. Also you calculate these insurance liabilities based on historical claims information. In this regard, please provide us with and revise future filings to include a discussion of how incurred but not reported claims are included in your determination of such reserves. Additionally, please revise your future filings to disclose separately the balances related to benefit liabilities, obligations under capital leases, and insurance liabilities.

We appreciate your comments, and we will expand our future 10-K disclosure to include a discussion of how incurred but not reported claims are included in our determination of insurance reserves, as well as to separately disclose the balances included in other long-term liabilities. We will expand our disclosure within Note 1 ‘Summary of Significant Accounting Policies’ as in the example below. As our group health liabilities are short-term in nature, these obligations are included in accrued expenses. Accordingly, within Note 1 ‘Summary of Significant Accounting Policies,’ we will provide this disclosure under ‘Self-Insurance’ separately from our discussion of ‘Other Long-Term Liabilities’.

We have italicized examples of disclosures to be included in future 10-K filings, to help you separately identify this information from our general comments to your letter.

Other Long-Term Liabilities

Other long-term liabilities is comprised of the following:

	December 31
	2005	2004
	(in thousands)
Benefit liabilities	$54,198	$51,804
Obligations under capital leases	21,878	23,688
Insurance liabilities	36,145	27,651
Other	2,402	6,935

Total other long-term liabilities	$114,623	$110,078

The Company’s benefit liabilities consist primarily of actuarially determined obligations related to certain retiree benefits as discussed further in Note 7. See Note 4 for further discussion of the Company’s obligations under capital leases.
Insurance liabilities consist primarily of reserves for the workers’ compensation program. The Company carries various large risk deductible workers’ compensation policies for the majority of workers’ compensation liabilities. The Company records the workers’ compensation reserves based on an analysis performed by an independent actuary. The analysis calculates development factors, which are applied to total reserves as provided by the various insurance companies who underwrite the program. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect workers’ compensation costs.
Self-Insurance
The Company is self-insured for the majority of group health insurance costs. A reserve for claims incurred but not reported is developed by analyzing historical claims data provided by the Company’s claims administrators. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences from historical trends may materially impact financial results. These reserves are included in accrued expenses in the accompanying consolidated balance sheets as the expenses are expected to be paid within one year.

Note 4. Leased Properties, page 31
6.	We note from your disclosure that you have an $85,000,000 construction and lease facility, under which properties acquired by the lessor are constructed and then leased to you under operating lease agreements. It appears that at December 31, 2005 the total amount advanced and outstanding under this facility was approximately $83,000,000. We also note that the resulting leases are accounted by you as operating leases and no debt obligation is recorded in your balance sheet related to these leases. Supplementally explain to us, with a view toward expanded disclosure, the nature of your involvement associated with the construction of the properties acquired and built by the lessor, which are then leased to you and your basis supported by the authoritative accounting literature for your accounting treatment. Your response should include, but should not be limited to, your considerations as to the requirements in EITF 97-10.

In June 2003, the Company restructured its $85,000,000 construction and lease facility (the Facility). At the time that this Facility was restructured, we carefully considered the applicable authoritative accounting literature, including but not limited to FIN No. 46, SFAS No. 13 and EITF 97-10, to determine the appropriate accounting treatment. With a view toward expanded disclosure, we will expand the disclosures within our Leased Properties footnotes to provide more information to the readers of the consolidated financial statements regarding the authoritative accounting literature guiding our accounting policy regarding this Facility. Specifically regarding your comments on EITF 97-10, at the inception of the lease, and throughout the construction period, the Company determined that we were not the owner of the asset during the construction period. Under the terms of the agreement, our guarantee was less than 90% of the total project costs. Further, our involvement with the property did not meet any of the qualitative items discussed in the EITF 97-10, including the maximum guarantee test during the construction period. The construction term ended in mid-2004, as such no additional properties have been added to the Facility subsequent to June 2004; therefore, the Company is no longer subject to the provisions of EITF 97-10.

We appreciate your comments, and the Company will expand our future 10-K disclosure, as follows:

In June 2003, the Company completed an amended and restated master agreement to our $85,000,000 construction and lease facility (the Facility). The lessor in the Facility is an independent third-party limited liability company, which has as its sole member a publicly traded corporation. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. No additional properties are being added to this Facility, as the construction term has ended. The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). In addition, the Company has verified that even if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with properties leased to the Company. This is because the assets leased under the Facility do not exceed 50% of the total fair value of the lessor’s assets, excluding any assets that should be excluded from such calculation under FIN No. 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding. The Facility has been accounted for as an operating lease under SFAS No. 13 and related interpretations. Future minimum rental commitments under the Facility have been included in the table of future minimum payments below.

This Facility, having a term of six years expiring in 2009, contains residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company’s potential guarantee obligation, representing the residual value guarantee, at December 31, 2005, is approximately $72,640,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

We will also expand our future 10-K disclosures regarding the Company’s guarantees to include the following:

Effective January 1, 2003, the Company adopted FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In accordance with FIN No. 45 and based on available information, the Company has accrued for those guarantees related to the independent and affiliates’ borrowings and the construction and lease facility as of December 31, 2005 and 2004. These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.
Note 8. Guarantees, page 38
7.	We note from your disclosure that you have residual value guarantees which become due in the event a default under or at the expiration of your operating lease agreements. We also note that you have guaranteed approximately $175,000,000 of total borrowings from certain independently controlled automotive parts stores (independents) and certain other affiliates. It appears that based on your belief that the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote and, to date, you have had no significant losses in connection with guarantees of independents’ and affiliates’ borrowing, that you have not accrued any amount related to these guarantees. We remind you that because the issuance of a guarantee imposes a non-contingent obligation to stand ready to perform in the event that the specified triggering events or conditions occur, the provisions of paragraph 8-12 of Statement 5 regarding the guarantor’s contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payment will be required under that guarantee. See paragraph 9 of FIN No. 45 for guidance. In this regard, please tell us, with a view toward expanded disclosure, how your amount of guarantee liabilities accrued at the balance sheet date, if any, was in accordance with FIN No. 45. If no such amounts exist, or they are immaterial, please state so. In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value or guarantee loan amount is recognized as a liability in your consolidated financial statements.

At December 31, 2005, the Company had recorded an obligation in accordance with FASB Interpretation No. 45 (FIN No. 45), related to our guarantee of loans of certain independent and affiliated stores. The obligation, of approximately $1,800,000, was included in other long-term liabilities and deemed not material. The Company’s obligation is calculated based on the estimated present value of the premium expected to be collected by the Company over the life of the obligation. This obligation is adjusted quarterly. In accordance with the provisions of FIN No. 45, this calculation is applied only to guarantees issued or modified after December 31, 2002. Of the $175,000,000 in outstanding guarantees, approximately $55,800,000 were issued or modified after December 31, 2002.

The Company’s guarantee is collateralized by the assets of the independents and affiliates subject to the guarantee. These assets include private label inventory. When it is deemed probable that the Company will sustain a loss under a guarantee, a liability is recorded in accordance with FASB Statement No. 5 equal to the estimated loss. The Company’s losses in connection with these guarantees are not material.

We appreciate your comments and will expand our disclosure in future Form 10-K filings as follows:

The Company also guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). Presently, the independents are generally consolidated by unaffiliated enterprises that have a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that it is not the primary beneficiary with respect to any of the independents and that the affiliates are not variable interest entities. The Company’s maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company’s guarantee.

At December 31, 2005, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $175,800,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. When it is deemed probable that the Company will incur a loss in connection with a guarantee, a liability is recorded equal to this estimated loss. To date, the

Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings.

We will also expand our future 10-K disclosures regarding the Company’s guarantees to include the following:

Effective January 1, 2003, the Company adopted FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In accordance with FIN No. 45 and based on available information, the Company has accrued for those guarantees related to the independent and affiliates’ borrowings and the construction and lease facility as of December 31, 2005 and 2004. These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.
          We appreciate the Staff’s comments and understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. In addition, we also acknowledge that the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to get in touch with me at (770) 612-2048 should you have any questions or require additional information.

Sincerely,

/s/ Jerry W. Nix

Jerry W. Nix
Vice Chairman and
Chief Financial Officer
JN/jk

cc:	Tom Gallagher — Chairman, President and Chief Executive Officer
Carol Yancey — Senior Vice President — Finance and Corporate Secretary
Gerry Wilson — Ernst & Young LLP
Hill Jeffries — Alston & Bird LLP